UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated January 20, 2014

File Number: 001-35785

**SIBANYE GOLD LIMITED**
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓        Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Sibanye Gold Limited
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
("Sibanye Gold" or "the Company")

**Sibanye Gold confirms notification from AMCU, of intended strike action at Driefontein**

**Westonaria, 20 January 2014**: Sibanye Gold (JSE: SGL & NYSE: SBGL) advises stakeholders that the Association of Mineworkers and Construction Union (AMCU), has given notice that it will call on its members at Sibanye Gold's Driefontein Operations to strike, starting with the morning shift on Thursday,23 January 2014. Certain mines operated by other South African gold producers have also been issued with strike notices by AMCU.

The AMCU strike notification relates to the 2013 wage negotiations, which were concluded on 10 September 2013, when a two-year wage agreement was reached with three of the four unions (NUM, UASA and Solidarity), representing 72% of unionised gold industry employees at the time. AMCU, which represented 17% of employees at that time, participated in the central level negotiations, but refused to accept the agreement.

Consistent with over 10 years of accepted practice in previous wage negotiations, the September 2013 agreement was extended by the Chamber of Mines and made applicable to all employees who form part of the industry bargaining unit, irrespective of their trade union affiliation. All AMCU members have been recipients of and benefited from the annual increase and other benefits agreed upon in September 2013 and backdated to 1 July 2013.

The strike certificate issued to AMCU by the Council for Conciliation, Mediation and Arbitration, was granted in September 2013, prior to the agreement being made applicable to all employees in the bargaining unit.

The Chamber of Mines, on behalf of the gold producers covered in the wage agreement will immediately be seeking a court interdict to prevent AMCU members from embarking upon strike action. The Chamber of Mines will also request that the court recover the cost of the application from AMCU and that the union be held responsible for any and all damages suffered as a result of strike action.

ENDS

Contact

James Wellsted
Head of Corporate Affairs
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za

Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

# SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: January 20, 2014

By:  /s/ Charl Keyter

Name:  Charl Keyter
Title:  Chief Financial Officer